SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           TITAN GLOBAL HOLDINGS, INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   888278 10 8
                                 (CUSIP Number)

                                 David M. Marks
                           c/o Phoenix Investors, LLC
                            1818 North Farwell Avenue
                               Milwaukee, WI 53202
                                 (414) 283-2600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                                Thomas Rose, Esq.
                       Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas, 21st Floor
                            New York, New York 10018
                               Tel: (212) 930-9700
                               Fax: (212) 930-9725


                                  JUNE 22, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    David M. Marks
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
           (SEE INSTRUCTIONS)                                            (B) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -39,247,349(1) -
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -39,247,349 -

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    -39,247,349(1) -
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                         |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    88.03 %
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN
--------------------------------------------------------------------------------

--------------------
(1) Mr. Marks has sole voting and dispositive power over the shares of the Company held by Farwell Equity Partners, LLC, Irrevocable Children's Trust, Irrevocable Children's Trust 2, Phoenix Business Trust, Forest Home Partners I, LLC, Ohio Investors of Wisconsin, and Phoenix Investors LLC. This number includes warrants to purchase 6,750,000 shares of the Company's common stock, issued to Farwell Equity Partners, LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Farwell Equity Partners, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
           (SEE INSTRUCTIONS)                                            (B) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -26,336,747(2)-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -26,336,747(3)-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    -26,336,747(4)-
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                         |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    59.07%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------

--------------------
(2) This number includes warrants to purchase 6,750,000 shares of the Company's common stock, issued to Farwell Equity Partners, LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 4 OF 16 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irrevocable Children's Trust
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
           (SEE INSTRUCTIONS)                                            (B) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -10,969,522-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -10,969-522-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    -10,969,522-
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                         |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    24.60%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 5 OF 16 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irrevocable Children's Trust No.2
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
           (SEE INSTRUCTIONS)                                            (B) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -72,232-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -72,232-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    -72,232-
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                         |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.02%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 6 OF 16 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Phoenix Business Trust
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
           (SEE INSTRUCTIONS)                                            (B) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -123,823-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -123,823-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    -123,823-
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                         |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.28%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 7 OF 16 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Forest Home Investors I, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
           (SEE INSTRUCTIONS)                                            (B) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -6,667-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -6,667-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -0-
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                         |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.01%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 8 OF 16 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Ohio Investors of Wisconsin
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
           (SEE INSTRUCTIONS)                                            (B) |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -1,190,779-
   OWNED BY EACH REPORTING
         PERSON WITH                8      SHARED VOTING POWER
                                                    -0-

                                    9      SOLE DISPOSITIVE POWER
                                                    -1,190,779-

                                   10      SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    -1,190,779-
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                         |_|
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.67%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 9 OF 16 PAGES
------------------------------------------------------------ -------------------
    1.     NAMES OF REPORTING PERSONS
           I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Phoenix Investors LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
           (SEE INSTRUCTIONS)                                            (B) |_|
--------------------------------------------------------------------------------
    3.     SEC USE ONLY
--------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
--------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                |_|
--------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------
                                   7.      SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY                       -347,579-
   OWNED BY EACH REPORTING
         PERSON WITH               8       SHARED VOTING POWER
                                                    -0-

                                   9.      SOLE DISPOSITIVE POWER
                                                    -347,579-

                                   10.     SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    -347.579-
--------------------------------------------------------------------------------
    12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                         |_|
--------------------------------------------------------------------------------
    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.78%
--------------------------------------------------------------------------------
    14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------

                                                             Page 10 0f 16 Pages

This Amendment No. 6 to Schedule 13D modifies and supplements the Schedule 13D (this "Schedule 13D") initially filed with the Securities and Exchange Commission on October 4, 2002, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on December 9, 2002; by Amendment No. 2, filed with the Securities Exchange Commission on May 7, 2003, Amendment No. 3 filed with the Securities and Exchange Commission on September 15, 2003, Amendment No. 4, filed with the Securities and Exchange Commission on September 23, 2005 and Amendment No. 5, filed with the Securities and Exchange Commission on June 1, 2006, jointly filed by David Marks ("Mr. Marks"), Irrevocable Children's Trust, a Wisconsin trust ("ICT"), Phoenix Business Trust, a Delaware business trust ("Phoenix Trust"), Forest Home Investors I, LLC, a Wisconsin limited liability company ("Forest Home"), and Irrevocable Children's Trust No. 2, a Wisconsin trust ("ICT2" and together with ICT, the "Trusts") (each a "Reporting Person" and collectively the "Reporting Persons"); and by . Except to the extent supplemented by the information contained in this Amendment No. 5, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock") of Titan Global Holdings, Inc., a corporation organized and existing under the laws of the State of Nevada (the "Company"). The address of the principal executive office of the Company is 44358 Old Warm Springs Boulevard, Fremont, CA 94538.

ITEM 2. IDENTITY AND BACKGROUND

(a, b, c and f) This Statement is jointly filed by (1) David M. Marks, a U.S. citizen ("Marks"); (ii) Farwell Equity Partners, LLC, a Delaware limited liability company ("Farwell"); (iii) Irrevocable Children's Trust, a Wisconsin trust ("ICT"); (iv) Irrevocable Children's Trust No.2, a Wisconsin trust ("ICT2"); (v) Phoenix Business Trust, a Delaware business trust ("Phoenix Trust"); (vi) Forest Home Investors I, LLC, a Wisconsin limited liability company ("Forest Home"); (vii) Ohio Investors of Wisconsin, LLC, a Wisconsin limited liability company ("Ohio Investors"); and (viii) Phoenix Investors LLC, a Wisconsin limited liability company ("Phoenix Investors") (hereinafter referred to individually as "Reporting Person" and collectively as the "Reporting Persons").

Mr. Marks serves as co-Trustee of ICT and as the sole Trustee of ICT2 (collectively, the "Trusts"). The Trusts currently have an ownership or investment interest in investment ventures including commercial properties, private residences, natural resources, telecommunications, and technology companies, and other miscellaneous business and investment ventures.

Phoenix Investors, Phoenix Trust, Forest Home and Ohio Investors are principally engaged in the business of real estate and investing. Farwell is principally engaged in the business of investing. Approximately ninety five percent of the membership units of Farwell are owned by Frank Crivello. Mr. Marks owns approximately five percent of the membership units of Farewell and is the Managing Member of Farwell.

Mr. Marks has sole voting and dispositive power of the shares of Farwell, ICT, ICT2, Phoenix Trust, Forest Home, Ohio Investors and Phoenix Investors. Mr. Marks also has sole voting and dispositive power of 200,000 shares of common stock which are issued in his name, which includes100,000 shares of common stock issuable to Mr. Marks upon exercise of currently exercisable options.

The business address of the Reporting Persons is c/o Phoenix Investors, LLC, 1818 North Farwell Avenue, Milwaukee, WI 53202.

(d and e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 22, 2006, the Company issued an aggregate of 4,500,000 shares of common stock to Farwell upon conversion of the 10% Convertible Promissory Note in the maximum principal amount of $450,000 at a rate of $0.10 per share.

                                                             Page 11 of 16 Pages


Item 4. Purpose of Transaction

Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons' liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Except as set forth above, the Reporting Persons do not have a plan or proposal which relates to or would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;
(e) Any material change in the present capitalization or dividend policy of the Company;
(f) Any other material change in the Company's business or corporate structure;
(g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) Causing the Common Stock to cease to be authorized to be traded on the OTC Bulletin Board.
(i) To have the Common Stock terminated from registration under the Securities Act of 1933; or
(j)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE COMPANY.

(A)
----------------------------------- ------------------------- ------------------
                                    AMOUNT BENEFICIALLY OWNED PERCENT OF CLASS*
----------------------------------- ------------------------- ------------------
DAVID M. MARKS                      200,000                   *
----------------------------------- ------------------------- ------------------
FARWELL EQUITY PARTNERS, LLC        26,336,747                59.07%
----------------------------------- ------------------------- ------------------
IRREVOCABLE CHILDREN'S TRUST        10,969,522                24.60%
----------------------------------- ------------------------- ------------------
IRREVOCABLE CHILDREN'S TRUST NO.2   72,232                    *
----------------------------------- ------------------------- ------------------
PHOENIX BUSINESS TRUST              123,823                   *
----------------------------------- ------------------------- ------------------
FOREST HOME INVESTORS I, LLC        6,667                     *
----------------------------------- ------------------------- ------------------
OHIO INVESTORS OF WISCONSIN         1,190,779                 2.67%
----------------------------------- ------------------------- ------------------
PHOENIX INVESTORS LLC               347,579                   *
----------------------------------- ------------------------- ------------------

*   Less than 1%.

o Based upon 44,586,052 shares of Common Stock of the Company issued and outstanding as of May 15, 2006.

(b)
----------------------------------- -----------------------------------------------------------------------
                                              Number of shares as to which each Reporting Person has
----------------------------------- -----------------------------------------------------------------------
                                    Sole power to vote   Shared power to    Sole power to      Shared power
                                    or to direct the     vote or direct     dispose or         to dispose
                                    vote                 the vote           direct the         or direct
                                                                            disposition        the
                                                                                               disposition
----------------------------------- -------------------- ------------------ ------------------ ------------
DAVID M. MARKS                      200,000              0                  200,000            0
----------------------------------- -------------------- ------------------ ------------------ ------------
FARWELL EQUITY PARTNERS, LLC        26,336,747           0                  26,336,747         0
----------------------------------- -------------------- ------------------ ------------------ ------------
IRREVOCABLE CHILDREN'S TRUST        10,969,522           0                  10,969,522         0
----------------------------------- -------------------- ------------------ ------------------ ------------
IRREVOCABLE CHILDREN'S TRUST NO.2   72,232               0                  72,232             0
----------------------------------- -------------------- ------------------ ------------------ ------------
PHOENIX BUSINESS TRUST              123,823              0                  123,823            0
----------------------------------- -------------------- ------------------ ------------------ ------------
FOREST HOME INVESTORS I, LLC        6,667                0                  6,667              0
----------------------------------- -------------------- ------------------ ------------------ ------------
OHIO INVESTORS OF WISCONSIN         1,190,779            0                  1,190,779          0
----------------------------------- -------------------- ------------------ ------------------ ------------
PHOENIX INVESTORS LLC               347,579              0                  347,579            0
----------------------------------- -------------------- ------------------ ------------------ ------------

                                                             Page 12 of 16 pages

(c) Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the last sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Mr. Marks is a co-Trustee of ICT and the sole Trustee of ICT2. The Trusts control Forest Home and Phoenix Trust. ICT2 controls Phoenix Investors. ICT controls Ohio Investors. Mr. Marks has sole voting and dispository power over the shares of the Company beneficially owned, directly or indirectly, by ICT and ICT2. Mr. Marks is the sole Trustee of Phoenix Trust and has sole voting power over its shares.

Approximately ninety five percent of the membership units of Farwell are owned by Frank Crivello. Mr. Marks owns approximately five percent of the membership units of Farwell and is the Managing Member of Farwell. Mr. Marks has sole voting and dispository power of the shares of Farwell.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                                  EXHIBIT INDEX

1. Joint Filing Agreement, dated September 30, 2002, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, SVPC Partners, LLC, a Delaware limited liability company, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company and Ohio Investors of Wisconsin, LLC, a Wisconsin limited liability company. **

2. Co-Trustee Agreement, dated as of August 8, 2002, between David M. Marks and Joseph A. Crivello. **

3. Amendment No. 1 to the Joint Filing Agreement, dated May 6, 2003, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company, Irrevocable Children's Trust No. 2, a Wisconsin trust and Phoenix Investors, LLC, a Wisconsin limited liability company.

4. Consulting Agreement dated as of July 24, 2003 among SBI Securities, Irrevocable Children's Trust and Ventures-National Incorporated.***

5. Form of Consulting Agreement dated as of August 19, 2003 among Trilogy Capital, Irrevocable Children's Trust and Ventures National Incorporated.***

6. Warrant dated July 24, 2003, issued to SBI-USA by Irrevocable Children's Trust.***

7. Warrant dated July 29, 2003, issued to Andrew Glashow by Irrevocable Children's Trust.***

8. Warrant dated July 29, 2003, issued to Robert Ciri by Irrevocable Children's Trust.***

9. Amendment No.2 to the Joint Filing Agreement, dated September 12, 2003, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company, Irrevocable Children's Trust No. 2, a Wisconsin trust. ****

10. Amendment No.3 to the Joint Filing Agreement, dated May 6, 2003, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company, Irrevocable Children's Trust No. 2, a Wisconsin trust and Phoenix Investors, LLC, a Wisconsin limited liability company. *****

11. Amendment No. 4 to the Joint Filing Agreement, dated May 31, 2006, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company, Irrevocable Children's Trust No. 2, a Wisconsin trust and Phoenix Investors, LLC, a Wisconsin limited liability company. ******

12. Amendment No. 5 to the Joint Filing Agreement, dated May 31, 2006, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company, Irrevocable Children's Trust No. 2, a Wisconsin trust and Phoenix Investors, LLC, a Wisconsin limited liability company. Filed herewith.

** Previously filed and incorporated herein by reference to the Schedule 13D, filed October 4, 2002.

*** Previously filed and incorporated herein by reference to the Registration on Form SB-2 filed August 20, 2003.

**** Previously filed and incorporated herein by reference to the Schedule 13D/A filed on September 15, 2003.

***** Previously filed and incorporated by reference to the Schedule 13D/A filed on September 23, 2005.

****** Previously filed and incorporated by reference to the Schedule 13D/A filed on June 1, 2006.

                                                             Page 13 of 16 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 27, 2006


                                                   /S/ DAVID M. MARKS
                                        ----------------------------------------
                                                    DAVID M. MARKS



                                        FARWELL EQUITY PARTNERS, LLC


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Managing Member



                                        IRREVOCABLE CHILDREN'S TRUST


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Trustee




                                        IRREVOCABLE CHILDREN'S TRUST NO.2


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Trustee

                                                             Page 14 of 16 Pages


                                        PHOENIX BUSINESS TRUST


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Trustee



                                           FOREST HOME INVESTORS I, LLC
                                      BY IRREVOCABLE CHILDREN'S TRUST, MEMBER


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Trustee



                                            OHIO INVESTORS OF WISCONSIN
                                      BY IRREVOCABLE CHILDREN'S TRUST, MEMBER


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Trustee



                                              PHOENIX INVESTORS, LLC


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Managing Member

                                                             Page 15 of 16 Pages


                                   EXHIBIT 12

                  AMENDMENT NO. 5 TO THE JOINT FILING AGREEMENT

The undersigned hereby agree to make joint filings of Form 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the common stock, par value $0.001 per share, of Ventures-National Incorporated, d/b/a Titan General Holdings, including all amendments thereto.



Date: June 27, 2006


                                                   /s/ David M. Marks
                                        ----------------------------------------
                                                    DAVID M. MARKS



                                            FARWELL EQUITY PARTNERS, LLC


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Managing Member



                                           IRREVOCABLE CHILDREN'S TRUST


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Trustee

                                                             Page 16 of 16 Pages


                                         IRREVOCABLE CHILDREN'S TRUST NO.2


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Trustee



                                              PHOENIX BUSINESS TRUST


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Trustee



                                           FOREST HOME INVESTORS I, LLC
                                      BY IRREVOCABLE CHILDREN'S TRUST, MEMBER


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title: Trustee



                                            OHIO INVESTORS OF WISCONSIN
                                      BY IRREVOCABLE CHILDREN'S TRUST, MEMBER


                                        By: /s/ David M. Marks
                                            ------------------------------------
                                            Name:  David M. Marks
                                            Title:  Trustee



                                              PHOENIX INVESTORS, LLC


                                        By: /s/ David M. Marks
                                            -----------------------------------
                                            Name:  David M. Marks
                                            Title:  Managing Member